October 15, 2019

Danfeng Xu
Treasurer and Controller
Santa Fe Financial Corporation
12121 Wilshire Boulevard
Suite 610
Los Angeles, CA 90025

       Re: Santa Fe Financial Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed August 30, 2019
           File No. 000-06877

Dear Ms. Xu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction